**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**May 1, 2025**


**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**


**Harley-Davidson, Inc.**


**File No. 001-09183 - CTR#8927**

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Harley-Davidson, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 10, 2025 and a Form 8-K/A filed on April 15, 2025.

Based on representations by Harley-Davidson, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public:

Exhibit 17.1
Exhibit 17.2


For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Jay Ingram
Legal Branch Chief